BELEZA LUXURY GOODS, INC. 2476 Bolsover Street, Suite 324 Houston Texas 77005

January 17, 2008

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:       Beleza Luxury Goods, Inc.
             Registration Statement on Form SB-2
             Filed November 5, 2007
             File No.  333-147141

We are writing in response to your comment letter of November 30, 2007.  Please see our corresponding responses below.

Prospectus Summary, page 1

1.  Beleza Luxury Goods, Inc. retained Incorp Services in Las Vegas to incorporate Beleza Luxury Goods, Inc.  and we were incorporated on February 14, 2006.  In examining the incorporation documents sent to us from Incorp Services we realized they had misspelled Luxury (they had Luxurey).  We asked that they correct and this took some time as we had to provide our original request for services with the correct spelling of “Luxury” in order not to be charged for their error.  Incorp Services were to file an amendment to the name which they did and we received updated documents showing the date of June 15, 2006. Accordingly, we believe the June 15, 2006, is the amendment date not the incorporation date.

Risk Factors, page 2

2.  We have amended as suggested and created a separate risk factor.

3. We have deleted the risk factor as requested.

4. We have corrected the number of authorized issued shares to show 100,000,000.

5.  We have amended this risk factor.

Securities and Exchange Commission’s Public Reference Room, page 7

6. We have corrected that address of the SEC’s Headquarters.

The Offering, page 8

7.  We have corrected the proposed offering price to read as $0.10 for totaling $79,900.

Selling Security Holders, page 9

8. We have corrected the statement to include Marcus Smith’s shares and it now reads 2,799,000 common shares.

Telephone: 713.851.1121 Page 1 of 5

BELEZA LUXURY GOODS, INC. 2476 Bolsover Street, Suite 324 Houston Texas 77005

9. We have added a notation to clarify that Michael S. Joyner is the beneficial owner of Michael S. Joyner, MD LLC.  We have also revised the Plan of Distribution to remove “none of our selling stockholders is an entity they are all individuals”. Michael S. Joyner is not a broker-dealer or an affiliate of a broker-dealer.

10. We have clarified that the offering closed February 1, 2007, the shares were issued July 2007 and that the number of shares held by the Selling Security Holders is 799,000.

Plan of Distribution, page 11

11. We have added to this section and through the registration statement in the appropriate areas “There is no assurance that a market will develop.”

12. We have deleted these statements referring to Marcus Smith as the underwriter.  To confirm Mr. Smith will not be selling his shares in this offering.

Directors, Executive Officers, Promoters and Control Persons, page 13

13. We have amended Marcus Smith’s title to be consistent throughout the SB-2: “Director, President, Chief Executive Officer, (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer), and Chief Accounting Officer (Principal Accounting Officer).”

Interest(s) of Named Experts and Counsel, page 15

14. We have corrected the “and” to “&” and added “,Inc.” to our auditors name.

Certain Relationships and Related Transactions, page 24

15. We have corrected the par value to show as “$0.001.”

Management’s Discussion and Analysis of Plan of Operations, page 19

16.  We have revised MD&A to discuss our financial condition, changes in financial condition and results of operations for past and future financial conditions as suggested.

17. We have disclosed the portions of our revenues and expenses attributable to our distinct business segments..

Liquidity and Capital Resources, page 20

18. We have corrected to: “Rule 506 of Regulation “D” under the Securities Act”.

Industry Overview, page 21

19.  We have added an Exhibit 99.1 with the reference material used regarding the art-dealer industry. .

Art In America Guide
Museums Galleries Aritsts
Annual 2006 - 2007 Museum Preview

Telephone: 713.851.1121 Page 2 of 5

BELEZA LUXURY GOODS, INC. 2476 Bolsover Street, Suite 324 Houston Texas 77005

Please note that all the cigar industry reference  information came from the www.cigaraficionado.com and we have included this information in Exhibit 99.2.

Certain Relationships and Related Transactions, page 24

20.  We have revised our disclosure to reflect the correct reporting standard.

Executive Compensation, page 25

21. We have revised our Executive Compensation table.

Unaudited Consolidated Financial Statements June 30, 2007, page 27

22. We have updated our Consolidated Financial Statements to September 30, 2007 and the interim financial statements have been revised per the comments.

Notes to Unaudited Financial Statements, page 34
Note 3, Due from Shareholder, page 34

23.  The amount due from shareholder is due from Mr. Smith. We have revised the disclosure.

Audited Consolidated Financial Statements March 31, 2007, page 36

24.  We have included the audited financial statements for the year ended March 31, 2006 in our amended form SB-2 filing.  These statements reflect operations for the entire year and consider the exchange of equity interest as if the transaction was effectuated at the commencement of the annual reporting cycle.

25. We have included the aforementioned report in our amended filing.  As requested, the respective consent has been provided.  We have also edited the forepart of the registration statement as required.

26. We have updated our financial statements through the quarterly period ended September 30, 2007.

27. SFASB 7 paragraphs 8 and 9 define a develop stage company as one that has, planned principal operations that have not commenced or has planned principal operations that have commenced, but there has been no significant revenue there from.  Neither of these criteria applies to our company.  We have clearly commenced operations and we have recognized significant revenue therefrom.

Consolidated Balance Sheet, page 38

28. The line item “Shares to be issued” represents the cash collected on common stock subscribed in connection with the private placement offering. We have reclassed the line item from liability to equity as the investors do not have the right to cancel the subscription.

Consolidated Statements of Operations, page 39

29. We have revised the line item to read “Net Income (Loss)” and made conforming revisions to the statement of stockholders equity and cash flows. We have also revised the line item for Basic and Diluted Net Income (Loss) Per Share.

Telephone: 713.851.1121 Page 3 of 5

BELEZA LUXURY GOODS, INC. 2476 Bolsover Street, Suite 324 Houston Texas 77005

Consolidated Statements of Changes in Stockholders’ Equity, page 40

30. When the consolidation was performed under the pooling of interest, the equity reflects the actual equity purchases made as if this was one entity from the beginning of the year (due to the common ownership).  Therefore the $5,000 is shown as proceeds of stock issuance because under the pooling of interest method, at the end of the reporting period, Mr. Smith had paid in $5,000 for equity ownership), and for that, Mr. Smith received 2,000,000 shares.   Under the pooling of interest method, this substance of the transaction is how it is presented.

Consolidated Statements of Cash Flows, page 41

31. We have revised the line item to read “Net Cash Provided by Financing Activities”.

Notes to Financial Statements, page 42
Note 2. Summary of Significant Accounting Policies, page 42
Revenue Recognition, page 43

32. In accordance with EITF 99-19 we do not recognize revenues gross unless we have acted as principal in the transactions and have taken title to products.  Therefore, reflected in our financial statements are Sales revenues and Commission revenues.

We have numerous arrangements with artists and distributors, the terms vary but we adhere to the aforementioned criteria.

We have revised our note as indicated below to provide greater clarity.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized when the delivery is completed, the price is fixed or determinable, no other significant obligations of the Company exist and collect ability is reasonably assured. Revenue from consulting service is recognized when commissions are earned form selling artwork for artists under broker contract arrangements. Payments received before all of the relevant criteria for revenue recognition are satisfied to be recorded as unearned revenue.

The Company determines title transfer based upon delivery date.  For the customers with FOB shipping term, the Company recognizes sales and determines title transferred when delivery of items takes place.  For the customers on CNF (cost and freight), the Company recognizes sales and determines title has passed when goods arrive in the port of destination.  In accordance with EITF 99-19 we do not recognize revenues gross unless we have acted as principal in the transactions and have taken title to products.

Note 3, Income Taxes, page 45

33. We have amended the reconciliation.

34. Original Disclosure:

The income from these entities was reflected on personal tax returns and the balances remain unpaid.

Revised Disclosure:

The income from these entities was reported on the primary shareholder’s individual income tax returns.  The amounts were reflected on schedule C and have not been paid.

Telephone: 713.851.1121 Page 4 of 5

BELEZA LUXURY GOODS, INC. 2476 Bolsover Street, Suite 324 Houston Texas 77005

Note 5. Shipping and Handling Expenses, page 46

35. We have revised to disclose the line item on the statements of operations where shipping and handling expenses are included.

Part II, page 48
Recent Sales of Unregistered Securities, page 49

We have corrected and amended the omission of shareholder Victor Cousins and added him to the table on page 10.  The number of shares is correct on page 49 as it is.  There was a tab in one of the columns so if cut and pasted into excel and added the line with the tab would not be added in.  We have removed the tab.

Exhibits, page 51

36.  We have filed the following Exhibits:

5.1 Opinion Letter revised
3.2 By-laws
3.3 and 3.4 have been combined and amended to list the subsidiaries.
10.1 Subscription Agreement

Our auditors have also updated their Consent letter.

Exhibit 5.1

37. Our lawyer has provided a revised Opinion letter and we have refiled as Exhibit 5.1

Undertakings, page 52

38.  We have amended the undertaking as suggested.

If you have any questions, please do not hesitate to contact me at 713.851.1121or Mr. Dennis Brovarone at 303-466-4092.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone: 713.851.1121 Page 5 of 5